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georgehawley@paulhastings.com

December 20, 2007

VIA EDGAR

Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Brandes Investment Trust
(File Nos. 33-81396 and 811-08614)
SEC Correspondence

Dear Sir or Madam:

This will summarize the comments received from Linda Stirling of the Commission staff on December 11, 2007 on Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of Brandes Investment Trust (the “Trust”) and our responses thereto, which are included in Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A filed concurrently pursuant to Rule 485(a) under the Securities Act of 1933, as amended (Amendment No. 26 to the Registration Statement pursuant to the Investment Company Act of 1940, as amended).

1.
Prospectus, Page 7, “Principal Investment Strategies”.  Ms. Stirling suggested that we add a description of how individual equity securities are selected for the Brandes Institutional Enhanced Income Fund.

Response:  We added the following disclosure to page 7 of the prospectus:

“The Advisor generally uses the principles of value investing in selecting equity securities for the Fund’s portfolio.  Applying this philosophy, the Advisor views stocks as small pieces of businesses for sale. It seeks to purchase a diversified group of these businesses when they are undervalued -- at prices its research indicates are well below their true long-term, or intrinsic, values. By purchasing equity securities whose current prices it believes are considerably below their intrinsic values, the Advisor believes it can buy not only a possible margin-of-safety against price declines, but also an attractive opportunity for profit over the business cycle.”

Securities and Exchange Commission
December 20, 2007
Page

2.      Prospectus, Page 16. “Investment Objectives, Policies and Risks”.  Ms. Stirling suggested that we add a description of risks associated with investing in “value” equity securities.

Response:  We added the following disclosure to page 17 of the prospectus.

““Value” equity securities can underperform the stock market as a whole and other types of equity securities.  Such securities can continue to be undervalued by the market for long periods of time and may never realize the full value anticipated by the Advisor.”

3.      Statement of Additional Information, Page 61 – Anti-Money Laundering Program.  Ms. Stirling suggested that we add whether an anti-money laundering compliance officer has been appointed by the Trust.

Response:  We added the following disclosure to page 61 of the statement of additional information.

“Pursuant to the Program, the Trust has appointed an anti-money laundering compliance officer.”

We acknowledge on behalf of the Trust that:  (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment;  (ii) SEC staff comments regarding such filing or changes to disclosure in response to SEC staff comments regarding such filing reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filing; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Please direct any inquiries regarding this filing to me at (213) 683-6142 or Michael Glazer at (213) 683-6207.  If you need further information or have any questions or comments, please contact the undersigned at the above telephone number.

Sincerely,

George P. Hawley
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

GPH:pc